January 26, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
File No. 333-196983

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Representatives”) of the offering being made pursuant to the above-captioned Registration Statement, hereby join in the request of Zosano Pharma Corporation that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Monday, January 26, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 16, 2014 to the date of this letter, the preliminary prospectus dated July 16, 2014, the preliminary prospectus dated July 29, 2014, the preliminary prospectus dated January 9, 2015 and the preliminary prospectus dated January 26, 2015, in connection with the Registration Statement, were distributed approximately as follows:

Copies to prospective underwriters:	2
Copies to prospective dealers:	5
Copies to prospective institutional investors	441
Copies to prospective retail investors and others:	822
Total:	1,270

The undersigned, as the representatives of the several underwriters, represent that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC. ROTH CAPITAL PARTNERS, LLC

As Representative of the several underwriters named in Schedule I to the Underwriting Agreement

By:	LADENBURG THALMANN & CO. INC.

By:	/s/ David Strupp
Name:	David Strupp
Title:	Managing Director

By:	ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

[Signature Page to Representatives Acceleration Request]